SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 30)

Kaman Corporation
(Name of Issuer)

Common Stock  Par Value $1.00 Per Share
(Title of Class of Securities)

___________________            483548103________________________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_______________November 11, 2022_________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 893,100 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 893,100 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 893,100 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.19%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,470,450 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,492,450 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,492,450 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 8.90%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 140,830 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 140,830 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 140,830 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.50%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 7,800 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 7,800 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 7,800 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 766 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 766 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 766 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 8,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 8,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 8,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power none (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person none (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 483548103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 300 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 300 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 300 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 30 to Schedule 13D on the Common Stock of Kaman Corporation (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on November 9, 2001.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
              This statement is being filed by various entities which except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts. Mario J. Gabelli (“Mario Gabelli”) is deemed to directly or indirectly control these entities through his ownership interest.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, LLC (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Securities International (Bermuda) Limited (“GSIL”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which may as a part of its business purchase and sell securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton and MGH.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $17,001,115 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recently filing on Schedule 13D. GAMCO used approximately $16,808,543 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. Foundation used approximately $160,919 of funds of a private entity to purchase the additional Securities reported by it. GBL used approximately $20,635 of working capital to purchase the additional Securities reported by it.  Mario Gabelli used approximately $11,018 of private funds to purchase the additional Securities reported by him.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 3,543,746 shares, representing 12.65% of the 28,019,661 shares outstanding. This latter number of shares is arrived at by adding the approximate number of shares outstanding as reported by the Issuer in its most recently filed 10-Q for the quarterly period ended September 30, 2022 (28,018,895 shares) to the number of shares (766) which will be receivable by the Reporting Persons if they convert all of the Issuer’s Notes held by them. The 28,019,661 shares outstanding used to calculate the Reporting Persons 12.65% ownership assumes no other shareholder converts their Notes.  The Reporting Persons beneficially own those Securities as follows:
Name	Common Shares	% of Common Shares	Common Shares Plus Notes converted	% of Common Shares Plus Notes converted
GAMCO	2,492,450	8.90%	2,492,450	8.90%
Gabelli Funds	893,100	3.19%	893,100	3.19%
MJG Associates	7,800	0.03%	7,800	0.03%
Teton Advisors	140,830	0.50%	140,830	0.50%
GCIA	0	0.00%	766	0.00%
Foundation	8,000	0.03%	8,000	0.03%
GBL	500	0.00%	500	0.00%
Mario Gabelli	300	0.00%	300	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 22,000 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 14, 2022

GGCP, INC.
MARIO J. GABELLI
GABELLI FOUNDATION, INC.
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Peter D. Goldstein
     Peter D. Goldstein
                General Counsel – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
                              Information with Respect to Executive
                             Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, G.research, LLC, Teton Advisors, LLC, or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, or Gabelli & Company Investment Advisers, Inc. or Associated Capital Group, Inc., the business address of each of which is 191 Mason Street, Greenwich, CT 06830 and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson Douglas R. Jamieson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

President and Chief Executive Officer of Associated Capital Group, Inc.
President, Chief Operating Officer and Managing Director of GAMCO Asset Management Inc.

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Agnes Mullady	Former Senior Vice President of GAMCO Investors, Inc.
Alexis Glick	Former Chief Executive Officer of GENYOUth
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Peter D. Goldstein Kieran Caterina	General Counsel Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro Paul Swirbul Christopher Desmarais
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
David Goldman	Vice President, Corporate Development and General Counsel
Richard Walz	Chief Compliance Officer
Kieran Caterina	Chief Accounting Officer
John Ball	Senior Vice President, Fund Administration

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, LLC Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley James C. Abbott, CFA, CAIA Herve D. Francois Jason D. Lamb
Chief Executive Officer & Chairman of the Board

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chairman of Teton Advisors, LLC

President & Executive Chairman – Keeley Teton Advisors, LLC

Former Chairman and CEO of Carillon Tower Advisors

Multifamily real estate investors

Special advisor to the LGL Systems Acquisition Corporation

Officers:
Marc Gabelli Patrick B. Huvane, CPA, CFA Casey Haars Tiffany Hayden	See above Chief Financial Officer Controller Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Richard T. Prins	Former Partner Skadden, Arps, Slate, Meagher & Flom LLP
Salvatore F. Sodano	Vice Chairman – Retired Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Patrick Huvane Ian McAdams Peter D. Goldstein David Goldman	Executive Chairman President and Chief Executive Officer Interim Co-Chief Financial Officer Interim Co-Chief Financial Officer Chief Legal Officer General Counsel

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Craig A. Weynand	Chief Executive Officer and President Controller Chief Compliance Officer
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bernard Frize Joseph Fernandez	Chief Compliance Officer Controller and Financial and Operations Principal

SCHEDULE II
                                                                       INFORMATION WITH RESPECT TO
                                                     TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                                                         SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                                                                                                                      SHARES PURCHASED                       AVERAGE
                                                                DATE                                                                      SOLD(-)                                        PRICE(2)

 COMMON STOCK-KAMAN CORPORATION

  GABELLI FOUNDATION, INC.
11/4/2022 4,000 19.8800
11/3/2022 4,000 20.3497

  GABELLI FUNDS, LLC
GABELLI ENTERPRISE MERGERS & ACQUISITIONS FUND
11/9/2022 1,500 19.8109
THE GABELLI DIVIDEND AND INCOME TRUST
11/11/2022 4,000 20.8827
11/2/2022 5,000 25.6000
11/2/2022 1,000 21.9033
THE GABELLI GLOBAL SMALL AND MID CAP VALUE TRUST
11/9/2022 900 19.8109

   GAMCO ASSET MANAGEMENT INC.
11/11/2022 300      20.8712
11/11/2022 500 20.8337
11/11/2022 3,000                                          20.8712
11/11/2022 1,000                                          20.8337
11/11/2022 6,000                                          20.8337
11/11/2022 6,000                                          20.8337
11/11/2022 600 20.8337
11/11/2022 2,000                                          20.8825
11/11/2022 1,500                                           20.8337
11/11/2022 300 20.8337
11/11/2022 46    20.9000
11/11/2022 -54 20.8000
11/11/2022 -166                                              20.9150
11/11/2022 -109                                              20.8867
11/11/2022 -517                                              20.9339
11/11/2022 -388                                               20.9235
11/11/2022 -324                                               20.9342
11/11/2022 -118                                               20.8861
11/10/2022 -300                                              20.0000
11/10/2022 4,000                                            20.5619
11/10/2022 700 20.5044
11/10/2022 2,500                                           20.5044
11/10/2022 2,500                                             20.5044
11/9/2022 1,200                                             20.2000
11/9/2022 500    20.0272
11/9/2022 300 20.0272
11/9/2022 1,000                                               19.3700
11/9/2022 2,000                                            19.8109
11/9/2022 500 19.8109
11/9/2022 4,000                                                  20.0272
11/9/2022 1,500                                                    20.0272
11/9/2022 5,000                                                  19.6856
11/9/2022 4,200                                               20.0272
11/9/2022 300 20.0272
11/9/2022 500 20.1000
11/8/2022 7,300                                               20.2000
11/8/2022 11,000 20.6796
11/8/2022 600 20.6796
11/8/2022 1,000                                          20.6796
11/8/2022 800 20.6796
11/8/2022 800 20.6796
11/8/2022 900 20.6796
11/8/2022 4,000                                         20.6796
11/8/2022 4,000                                          20.6796
11/8/2022 500 20.6796
11/8/2022 333 20.6796
11/8/2022 500 20.6796
11/8/2022 500 20.6796
11/8/2022 1,000                                           20.6796
11/8/2022 500 20.6796
11/8/2022 4,000                                          20.6796
11/8/2022 600 20.6796
11/8/2022 800 20.6796
11/8/2022 300 20.6796
11/8/2022 300 20.6796
11/8/2022 600 20.6000
11/8/2022 2,200                                          20.8677
11/8/2022 4,000                                            20.6796
11/8/2022 2,200                                         20.6796
11/8/2022 200 20.6796
11/8/2022 600 20.6796
11/8/2022 2,200                                         20.6796
11/8/2022 334 20.6796
11/8/2022 3,500                                          20.6796
11/8/2022 600 20.6796
11/8/2022 600 20.6796
11/8/2022 500 20.6796
11/8/2022 1,200                                          20.6796
11/8/2022 1,500                                          20.6796
11/8/2022 500 20.6796
11/8/2022 500 20.6796
11/8/2022 1,000                                         20.6796
11/8/2022 400 20.6796
11/8/2022 1,000                                          20.8677
11/8/2022 400 20.6796
11/8/2022 400 20.6796
11/8/2022 4,000                                          20.8677
11/8/2022 500 20.6796
11/8/2022 2,000                                         20.6796
11/8/2022 2,000                                         20.6796
11/8/2022 333 20.6796
11/8/2022 200 20.6796
11/8/2022 1,000                                          20.6796
11/8/2022 1,200                                         20.6796
11/8/2022 2,022                                         20.3101
11/8/2022 60 20.3484
11/8/2022 4,500                                          20.6796
11/7/2022 500 20.5928
11/7/2022 600 20.5928
11/7/2022 700 20.5928
11/7/2022 400 20.5928
11/7/2022 600 20.5928
11/7/2022 300 20.5928
11/7/2022 600 20.5928
11/7/2022 500 20.5928
11/4/2022 900 20.1357
11/4/2022 267 20.1357
11/4/2022 400 20.1357
11/4/2022 100 19.9650
11/4/2022 500 20.1357
11/4/2022 4,000                                          20.1357
11/4/2022 267 20.1357
11/4/2022 600 20.1357
11/4/2022 200 20.1357
11/4/2022 300 20.1357
11/4/2022 266 20.1357
11/4/2022 200 20.1357
11/4/2022 300 20.1357
11/4/2022 1,500                                          20.1357
11/4/2022 200 20.1357
11/4/2022 1,000                                          20.1357
11/4/2022 1,500                                           20.1357
11/4/2022 4,500                                         19.9733
11/4/2022 200 20.1357
11/4/2022 600 20.1357
11/4/2022 500 20.1357
11/4/2022 3,500                                         20.1357
11/4/2022 1,500                                           20.1357
11/4/2022 300 20.1357
11/3/2022 300 20.6425
11/3/2022 1,000                                          20.6425
11/3/2022 200 20.3914
11/3/2022 900 20.6425
11/3/2022 8,000                                         20.6425
11/3/2022 800 20.6425
11/3/2022 500 20.6425
11/3/2022 500 20.6425
11/3/2022 500 20.3982
11/3/2022 400 20.6425
11/3/2022 500 20.3982
11/3/2022 1,500                                         20.6425
11/3/2022 8,000                                          20.2980
11/3/2022 1,200                                         20.6425
11/3/2022 200 20.6425
11/3/2022 300 20.6425
11/3/2022 2,000                                          20.8827
11/3/2022 5,000                                          20.6425
11/3/2022 20 20.3914
11/3/2022 300 20.6425
11/3/2022 40 20.2094
11/3/2022 1,500                                            20.3914
11/2/2022 6,000                                              26.1617
11/2/2022 -700                                                 26.5551
11/2/2022 50,000 25.3933
10/27/2022 -800 33.5339
10/27/2022 -400 33.6141
10/27/2022 -717 33.5339
10/27/2022 -300 33.5339
10/27/2022 -300 33.5339
10/27/2022 -100 33.5883
10/27/2022 -200 33.5883
10/27/2022 -200 33.5883
10/27/2022 -100 33.5883
10/27/2022 -300 33.5339
10/27/2022 -400 33.5339
10/27/2022 -178 33.4200
10/27/2022 -165 33.4103
10/27/2022 -6                                                                33.3500
10/27/2022 -41                                                              33.3501
10/27/2022 -20                                                              33.3505
10/27/2022 -1,500                                                         33.5339
10/26/2022 -100 32.9032
10/26/2022 -350 33.1887
10/26/2022 -500 32.9032
10/26/2022 -300 32.9032
10/26/2022 -300 32.9032
10/26/2022 -1,000                                                         32.9032
10/26/2022 -300 32.9032
10/26/2022 -500 32.9032
10/26/2022 -500 33.1038
10/26/2022 -400 32.9032
10/26/2022 -360 32.9032
10/26/2022 -200 32.9032
10/26/2022 -200 32.9032
10/26/2022 -300 32.9032
10/26/2022 -300 32.9032
10/26/2022 -300 33.1887
10/26/2022 -350 33.1887
10/26/2022 -200 32.9032
10/26/2022 -40                                                               32.9032
10/26/2022 -90                                                                32.9032
10/26/2022 -70                                                               32.9032
10/26/2022 -197 33.1038
10/26/2022 -100 32.9032
10/26/2022 -200 32.9032
10/26/2022 -400 32.9032
10/26/2022 -300 33.1887
10/26/2022 -600 32.9032
10/26/2022 -100 32.9032
10/26/2022 -100 32.9032
10/26/2022 -200 32.9032
10/26/2022 -350 32.9032
10/26/2022 -700 33.1757
10/26/2022 -600 32.9032
10/26/2022 -200 32.9112
10/26/2022 -500 32.9032
10/26/2022 -250 32.9032
10/26/2022 -300 33.1887
10/26/2022 -597 32.9032
10/26/2022 -500 32.9032
10/26/2022 -200 32.9032
10/26/2022 -300 32.9032
10/25/2022 -500 33.1985
10/25/2022 -400 33.2000
10/24/2022 -100 32.7900
10/17/2022 -62                                                              29.3000
10/14/2022 -500 29.2800
10/14/2022 300                                                             28.9000
10/12/2022 -500 27.8140
10/12/2022 228                                                             27.9950
10/12/2022 -40                                                              27.8800
10/12/2022 -19                                                              27.8801
10/12/2022 -9                                                                 27.8811
10/11/2022 -300 29.0838
10/11/2022 -300 29.0838
10/11/2022 -500 29.0838
10/11/2022 1,000 29.2011
10/11/2022 -800 29.0838
9/29/2022 1,000 28.2800
9/28/2022 150                                                               28.6700
9/27/2022 -1,000       28.8100
9/27/2022 1,705 28.5401
9/26/2022 -300 29.2700
9/26/2022 -118 28.8850
9/23/2022 -300 28.7000
9/23/2022 2,000 29.0925
9/23/2022 500 28.4269
9/23/2022 500 28.4176
9/22/2022 800 30.0000
9/20/2022 500 30.8500
9/20/2022 -300 30.4500
9/20/2022 200 30.8500
9/14/2022 500 30.8800

        MJG ASSOCIATES, INC.
11/3/2022 2,000 20.8650

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.